

09058916

SEC Mail Processing Section

MAR 02 2009

Washington DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A⁄₃⁄9

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FACING PAGE

SEC FILE NUMBER
8-65342

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Advisory Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

901 South Bond Street, Suite 400
_____
(No. and Street)

Baltimore   Maryland   21231
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill   410-537-5414
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
_____
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David M. Churchill

Chief Financial Officer
Title

Notary Public

Commission Expires 02/23/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Independent Auditors' Report

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statements of financial condition of Brown Advisory Securities, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2008 and 2007

(In thousands)

Assets		2008	2007
Cash and cash equivalents	$	2,976	2,670
Receivable from clearing organization		1,153	1,357
Receivable from Brown Investment Advisory & Trust Company (note 7)		—	146
Prepaid expenses and other assets		485	448
Investment securities at market value, cost of $624 in 2008 and $1,089 in 2007 (note 3)		624	1,091
Deferred tax asset (note 9)		528	345
Deposits with clearing organization (note 4)		104	103
	$	5,870	6,160

Liabilities and Member's Equity			
Accrued compensation	$	1,308	1,896
Payable to clearing organization		79	50
Payable to Brown Investment Advisory & Trust Company (note 7)		761	—
Accrued expenses and other payables		143	161
Total liabilities		2,291	2,107
Member's equity		3,579	4,053
	$	5,870	6,160

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Years ended December 31, 2008 and 2007

(In thousands)

		2008	2007
Revenues:			
Asset based fees	$	18,121	14,672
Commissions		5,479	6,475
Interest		508	615
Investment income, including realized and unrealized gains of $6 and $41 in 2008 and 2007, respectively		101	208
Other		—	12
		24,209	21,982
Operating expenses:			
Employee compensation and benefits		17,675	16,529
Service bureau		738	619
Occupancy and equipment		643	659
Promotional and travel		209	217
Communications		201	175
Other		1,294	709
		20,760	18,908
Income before income taxes		3,449	3,074
Income tax expense (note 9)		1,423	795
Net income	$	2,026	2,279

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2008 and 2007

(In thousands)

	Capital contributions (distributions)	Cumulative deficit	Total member's equity
Balance at December 31, 2006	$ 7,000	(4,835)	2,165
Capital contributions	609	—	609
Distributions to member	(1,000)	—	(1,000)
Net income	—	2,279	2,279
Balance at December 31, 2007	6,609	(2,556)	4,053
Distributions to member	(2,500)	—	(2,500)
Net income	—	2,026	2,026
Balance at December 31, 2008	$ 4,109	(530)	3,579

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2008 and 2007

(In thousands)

	2008	2007
Cash flows from operating activities:		
Net income	$ 2,026	2,279
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash compensation expense	1,771	2,014
Realized and unrealized gains on investment securities	(6)	(41)
Changes in operating assets and liabilities:		
Receivable from clearing organization, net	233	(121)
Prepaid expenses and other assets	(37)	(167)
Deferred tax asset	(183)	(285)
Deposits with clearing organization	(1)	(3)
Accrued compensation	(588)	104
Due to/from Brown Investment Advisory & Trust Company, net	(864)	(1,903)
Accrued expenses and other payables	(18)	(72)
Net cash provided by operating activities	2,333	1,805
Cash flows from investing activities:		
Purchases of investment securities	(27)	(1,020)
Proceeds from sale of investment securities	500	1,000
Net cash provided by (used in) investing activities	473	(20)
Cash flows used by financing activity:		
Distributions to member	(2,500)	(1,000)
Net increase in cash and cash equivalents	306	785
Cash and cash equivalents at the beginning of year	2,670	1,885
Cash and cash equivalents at the end of year	$ 2,976	2,670
Supplement schedule of noncash financing activities:		
Capital contributions related to allocated share-based compensation expense from Holdings	$ —	609

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Notes to Financial Statements

December 31, 2008 and 2007

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered under the Securities Exchange Act of 1934. The Company's sole member is Brown Advisory Holdings Incorporated (Holdings). The Company became a member of the National Association of Securities Dealers, Inc. (NASD) on September 3, 2002. In July 2007, the NASD merged with the New York Stock Exchange's regulation committee to form the Financial Industry Regulatory Authority.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(b) Asset Based Fees

Asset based fees are generally based on the market value of the assets under management and are determined on a quarterly basis.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at amortized cost which approximates market value.

(d) Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), in accordance with FASB Staff Position FIN 48-3. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.

BROWN ADVISORY SECURITIES, LLC

Notes to Financial Statements

December 31, 2008 and 2007

(e) *Investments*

Marketable securities are stated at market value based on quoted market information.

(f) *Stock-Based Compensation*

The cost of employee services received in exchange for stock compensation is measured based on the grant-date fair value of the employee stock options. The Company recognizes compensation costs, based on grant-date fair value, for new grants of share-based awards and the remaining portion of the fair value of the unvested awards as of January 1, 2006. Share based compensation costs included in net income amounted to $372,000 and $627,000 for the years ended December 31, 2008 and 2007, respectively.

(g) *Fair Value Measurements*

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, *Fair Value Measurements* (Statement 157). Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As the Company's investments are valued based on quoted market prices in active markets (Level 1 inputs), the adoption of Statement 157 did not have an impact on the fair values of the Company's investments at December 31, 2008.

(h) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(3) Investment Securities

Investment securities at market value as of December 31, were as follows (in thousands):

	2008	2007
Obligations of U.S. government	$ —	496
Mutual fund investing primarily in debt securities	624	595
	$ 624	1,091

(4) Deposits With Clearing Organization

Deposits with clearing organization consisted primarily of money market funds at December 31, 2008 and U.S. Treasury obligations at December 31, 2007.

(5) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its

7   (Continued)

"aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule at December 31, 2008 and 2007, respectively. This rule also requires that the Company maintain net capital of the greater of $250,000 or 6.67% of aggregate indebtedness at December 31, 2008 and 2007. In computing net capital, items not readily convertible into cash are excluded.

A computation of the Company's aggregate indebtedness and net capital under the uniform net capital rule as of December 31, 2008 and 2007 is as follows (in thousands):

		2008	2007
Aggregate indebtedness	$	2,291	2,107
Net capital – total member's equity		3,579	4,053
Debt items:			
Nonallowable assets:			
Receivable from clearing company		(599)	(544)
Prepaid expenses and other assets, other receivables, and deferred tax assets		(1,013)	(939)
Other deductions:			
Fidelity bond		(297)	(270)
Unsecured debits		(1)	(1)
Haircuts		(70)	(54)
Net capital		1,599	2,245
Minimum required net capital		250	250
Excess net capital	$	1,349	1,995
Ratio of aggregate indebtedness to net capital		143%	94%

There are no material differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17 A-5 (FOCUS filing) as of December 31, 2008 and 2007.

(6) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(7) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Investment Advisory & Trust Company (Trust), a wholly-owned subsidiary of Holdings, Trust pays certain expenses for the Company and the Company is allocated certain operating expenses, including occupancy, communications and data processing, advertising and employee compensation and benefits. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. In addition, as compensation for referring clients to Trust, the Company is allocated a portion of fees earned by Trust. Revenues from asset-based fees included $1,441,000 and

(Continued)

$1,409,000 in 2008 and 2007, respectively, related to these revenue sharing arrangements. The Company had a payable to Trust in the amount of $761,000 at December 31, 2008 and a receivable from Trust in the amount of $146,000 at December 31, 2007.

(8) Noncash Compensation Plans

The Board of Directors of Holdings has approved the issuance of options to purchase its common stock, the issuance of shares of common stock, and subordinated debentures convertible into its common stock, to certain key employees of the Company. Holdings made loans to the employees to fund the purchase of the common stock and debentures. In addition, Holdings made loans to certain employees pursuant to promissory notes upon the employees joining the Company. Compensation expense relating to loan forgiveness allocated to the Company by Holdings was $1,085,000 and $1,040,000 in 2008 and 2007, respectively.

Holdings has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by Holdings was $314,000 and $365,000 in 2008 and 2007, respectively.

Options to purchase common stock of Holdings have a 10-year term and generally vest over a graded schedule of up to 5 years from the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions in the following table. The Company uses historical data to estimate the expected term of the option, such as option exercise and post-vesting departure behavior. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates its stock volatility by taking the average of the stock volatilities of a selected peer group of public asset management companies.

	2008	2007
Valuation assumptions:		
Expected dividend yield	0%	0%
Expected volatility	28	29 – 30%
Expected term (years)	7.0	7.5
Risk-free interest rate	3.88 - 4.06%	4.53 – 4.78%

The weighted average grant date fair value of options granted during the years 2008 and 2007 was $37.19 and $30.40, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $780,000 and $226,000, respectively.

Stock option activity during the periods indicated is as follows:

	Number of options		Weighted average exercise price
Balance at December 31, 2006	141,969	$	43.04
Granted	13,350		69.36
Exercised	(5,766)		(39.22)
Forfeited	(2,791)		(40.25)
Expired	—		—
Balance at December 31, 2007	146,762		45.60
Granted	17,400		95.94
Exercised	(13,850)		(39.22)
Forfeited	(2,800)		(63.90)
Expired			
Balance at December 31, 2008	147,512	$	51.77
Exercisable at December 31, 2008	95,043	$	39.98

The weighted average remaining contractual term of options outstanding and options currently exercisable are 6.1 and 5.2 years, respectively.

The total compensation cost for options recognized was $372,000 and $627,000 in 2008 and 2007, respectively. At December 31, 2008 there was $943,000 of total unrecognized compensation cost related to nonvested option awards. That cost is expected to be recognized over a weighted average period of 3.0 years.

(9) Income Taxes

Income tax expense was $1,423,000 and $795,000 for the years ended December 31, 2008 and 2007, respectively. The 2008 and 2007 income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

		2008	2007
Expected tax expense at 34% tax rate	$	1,173	1,045
Increase/(reduction) in income taxes resulting from:			
Incentive stock option expense		73	190
Disqualifying stock option dispositions		(23)	(4)
50% meals and entertainment disallowance		16	18
State income taxes, net of federal income tax benefit		184	170
Change in valuation allowance		—	(624)
Total tax expense	$	1,423	795

(Continued)

Income tax expense for the year ended December 31, 2008 consists of:

		Current	Deferred	Total
2008:				
Federal	$	1,291	(147)	1,144
State		315	(36)	279
	$	1,606	(183)	1,423

		Current	Deferred	Total
2007:				
Federal	$	938	(400)	538
State		142	115	257
	$	1,080	(285)	795

Deferred tax assets are comprised of the following at December 31, 2008 and 2007 (in thousands):

		2008	2007
Deferred tax assets:			
Deferred compensation	$	134	127
Employee loan forgiveness		341	222
Other		92	31
Net deferred tax assets		567	380
Deferred tax liability – prepaid expenses		(39)	(35)
Net deferred tax asset	$	528	345

The net change in valuation allowance was a decrease of $624,000 2007. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of the Company, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009



BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5)

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)